SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Results of Operations and Financial Condition

On November 12, 2020, InMode Ltd. (the “Company”) announced its third quarter 2020 financial results. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Entry into a Material Definitive Agreement

On November 11, 2020, the Company, Guangzhou Sino-Israel Bio-Industry Investment Fund (LLP) (“GIBF”) and Guangzhou InMode Medical Technology Ltd. (the “Chinese JV”) entered into a share exchange agreement (the "Agreement") whereby, GIBF agreed to sell to the Company all of its outstanding share capital in the Chinese JV and all of its rights pursuant to the equity joint venture agreement, dated January 11, 2017, by and between GIBF and the Company, in exchange for the issuance by the Company in a private placement of 62,457 of the Company’s ordinary shares, par value NIS 0.01. For certain services to be provided by GIBF, the Company has approved the grant of 6,500 options to purchase Ordinary Shares of the Company, at an exercise price of US $43.23. The closing of the transaction contemplated under the Agreement is subject to the satisfaction of customary closing conditions by January 31, 2021, including but not limited to obtaining certain governmental approvals. The foregoing summary of the transactions contemplated under the Agreement is subject to, and qualified in its entirety by, the full text of the Agreement, a copy of which is attached hereto as Exhibit 10.1.

Exhibit No.	Description of Exhibit
10.1	Share Exchange Agreement dated November 11, 2020, by and among the Company, GIBF and the Chinese JV
99.1	Press Release dated November 12, 2020

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer and Chairman of The Board of Directors

November 12, 2020